June 12, 2026

David Lazar
Chief Executive Officer and Director
Quantum Cyber N.V.
30 Rockefeller Plaza, 26th Floor
New York, NY 10112

        Re: Quantum Cyber N.V.
            Registration Statement on Form S-3
            Filed June 4, 2026
            File No. 333-296480
Dear David Lazar:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Alla Digilova, Esq.